# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Taseko Mines Ltd, CIK 0000878518
CUSIP: 876511106
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 15th Floor - 1040 W. Georgia St., Vancouver, British Columbia Canada (A1), V6E 4H1
Date of event which requires filing of this statement: 12/05/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001079973-25-001710
Filed by CIK 0001817646

## Reporting persons
- L1 Capital Pty Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Australia (C3); sole voting power 32,842,186; shared voting power 0; sole dispositive power 32,842,186; shared dispositive power 0; aggregate amount beneficially owned 32,842,186 (9.1% of the class)

## Item 1. Issuer
Name of issuer: Taseko Mines Ltd
Address of issuer's principal executive offices: 15th Floor - 1040 W. Georgia St., Vancouver, BC V6E 4H1

## Item 2. Person Filing
Name of person filing: L1 Capital Pty Ltd.
Address of principal business office or, if none, residence:
Level 45
101 Collins Street
Melbourne VIC 3000, C3 00000
Citizenship: Australia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
32,842,186

This amendment refers to a Schedule 13G/A filed with the Securities and Exchange Commission on November 13, 2025, covering 36,889,336 Common Shares owned as of October 31, 2025. The amounts in Row (5), (7) and (9) represent 32,842,186 Common Shares. The Common Shares are owned by the L1 Long Short Fund Limited, the L1 Capital Long Short Fund, the L1 Capital Long Short (Master) Fund, the L1 Capital Global Long Short Fund, and the L1 Capital Global Long Short (Master) Fund, all controlled and managed by L1 Capital Pty Ltd. The percentage set forth on Row (11) of the cover page for the reporting person is based on 359,726,610 Common Shares outstanding as of October 22, 2025, based on the Prospectus Supplement filed with the Securities and Exchange Commission on October 17, 2025 and a Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on October 22, 2025.

Mark Landau and Raphael Lamm are the Directors of L1 Capital Pty Ltd. As such, L1 Capital Pty Ltd., Mr. Landau, and Mr. Lamm may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the issuer's securities described herein. To the extent Mr. Landau and Mr. Lamm are deemed to beneficially own such securities, Mr. Landau and Mr. Lamm disclaim beneficial ownership of these securities except to the extent of its pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 13 and the rules thereunder.
Percent of class: 9.1%
Sole power to vote or to direct the vote: 32,842,186
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 32,842,186
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- L1 Capital Pty Ltd: /s/ Mark Landau, Mark Landau, Director (12/11/2025)